03007959

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Schumberg International Inc

*CURRENT ADDRESS 1300, 510 - 5th St S.W.
Calgary, Alberta
T2P 3S2

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 34712 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: ES

DATE: 4/9/03

82-34712

03 APR -9 AM 7:21

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

AR/S
12-31-01

INCORPORATED AS PART: ______ **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Year Ended	Date of Report YY/MM/DD
Schwanberg International Inc.	December 31, 2001	**02/05/03**
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
620 Lake Avenue, Silverton, B.C. V0G 2B0	**250-358-2808**	**250-358-2851**
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Savi Franz	*Controller*	250-358-2851
Contact Email Address schwan@netidea.com	*Web Site Address*	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **"Burkhard Franz"**	*Print Full Name* Burkhard Franz	*Date Signed* YY/MM/DD **02/05/03**
Director's Signature **"Bruce Cottingham"**	*Print Full Name* Bruce Cottingham	*Date Signed* YY/MM/DD **02/05/03**

SCHWANBERG INTERNATIONAL INCORPORATED
620 Lake Avenue, Silverton
B.C. V0G 2B0

Phone (250) 358-2851
Fax (250) 358-2808

May14th, 2002

British Columbia
Securities Commission
#200 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attention: Statutory Filings

Dear Sirs:

Re: Financial Statements December 31th , 2001

Please be advised that the above noted documents were mailed to the shareholders including those on the lists as defined in National Instrument 54-101 and Companion Policy 54-101 CP on May 14th, 2002.

Yours very truly,

Schwanberg International Incorporated

"Burkhard Franz"
President

"Bruce Cottingham"
Director

cc: Alberta Securities Commission
B.C. Securities Commission

SCHWANBERG INTERNATIONAL INCORPORATED
Supplementary Information
FOR THE YEAR ENDED DECEMBER 31, 2001

---

1. Administration costs amounted to $271,383 and are detailed in the "Statement of Loss and Deficit". The legal costs are fully described in Schedule C

2. Related Party Transactions

   For the year December 31, 2001 $46,000 (2000 - $36,000) was paid to Savi Franz an employee and controlling shareholder of the company. $6,000 remains outstanding with no specific terms of payment.

3. Summary of securities issued and options granted during the period

   a) Securities Issued None

   b) Option Granted None

4. Summary of securities as at the end of the reporting period

   a) Authorized: Unlimited common shares without par value

   b) Issued and outstanding: 7,813,178

   c) Options and warrants: None

   d) Escrow shares: None

5. Directors and Officers:
   Bruce Cottingham - Director
   Burkhard Franz - President/Director
   Ralph Englund - Secretary/Director

FORM 51
SCHEDULE C: MANAGEMENT DISCUSSION

TO THE SHAREHOLDERS OF SCHWANBERG INTERNATIONAL INCORPORATED

On May 31 The Company signed an agreement with 933676 Alberta Ltd to sell the remaining interests in the oil and gas properties of its subsidiary 650256 Alberta Ltd for $120,000 cash. The Canadian Venture Exchange has accepted the documents filed by the company and the sale has closed.

For the year ended December 31st, 2001 the Company generated $61,340 from operations of its non-operated resource properties as compared to $222,004 for the Year ended December 31, 2000. The reason is due to the fact that the sale of the oil and gas interests had an effective date of April 1, therefore revenue arising from that date is due to 933676 Alberta Ltd . The Company made a gain on sale of the resource property of $20,862. The Company received full payment from SiteComp for its $200,000 USD loan advanced. Interest received as a result of the increased cash totaled $17,833 as compared to the year 2000 of $5,222. The Company generated a loss from operations totaling $232,424 for the year ended December 31,2001 as compared to a loss of $186,695 for the year ended December 31,2000.

The increase in the loss for the December 31, 2001 is mainly due to the legal fees, audit ,valuation and professional work done as a result of the proposed reverse takeover of Computer Pundits Corporation and the delays that occurred to obtain the information for the sponsor and Exchange Filing. All legal fees that occurred as a result of settlement with SiteComp were reduced by $50,000 which SiteComp refunded to the company for its share of the legal cost that Schwanberg incurred. The legal cost that the Company incurred for the Settlement with SiteComp became negligible due to the SiteComp refund of $50,000 for legal costs Schwanberg incurred for the entire transaction.. However additional legal cost that the Company incurred was due to the 10SB Filing for the Company shares to be registered in the United States and the Sponsor legal fees. The Share Purchase Agreement expired on January 3, 2002 and Computer Pundits refused to grant an extension to the Company. Loss per share is $0.02 .

Liquidity and Capital Reserves

The Company's working capital as at December 31, 2001 was $400,637. The Company holds cash of $315,663. in its bank account as at December 31, 2001.The Company advanced Computer Pundits Inc. $75,000 US in April, 2000 as a result of the Share Purchase Agreement signed. The loan was approved by the Canadian Venture Exchange. The Agreement expired on January 3, and the Company has demanded payment of the $75,000 US that is owed to it pursuant to a demand promissory note which is due and payable 120 days after demand is made. The Company has also requested payment of $9,267 US incurred in connection with the agreement. Management objective is to maintain a positive working capital position in the future.

Outlook for the Period Ending September 30, 2001

Though the Company had set backs with the failed two RTO's in 2000 and 2001 the company still remains very liquid and company's management is currently pursuing the acquisition of Oil and gas interests. in order to increase shareholder's value.

Risk Factors

The Company and its securities should be considered a highly speculative investment and investors should carefully consider all of the information before making an investment in the Company. The Company's limited operating history makes it difficult to predict how its business will develop and its future operating results.

Events Subsequent to December, 2001

In January the company issued 193,540 common shares at a deemed price of $0.15 per share to settle $29,031 in debts owing to its solicitors in connection with the acquisition of Computer Pundits Inc. The Company has closed a private placement of 2,000,000 common shares at a deemed price of $0.05 per share with net proceeds of $100,000.

BY ORDER OF THE BOARD OF DIRECTORS

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders
of Schwanberg International Incorporated

We have audited the consolidated balance sheets of Schwanberg International Incorporated as at December 31, 2001 and 2000, and the consolidated statements of loss and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

February 28, 2002

Morgan & Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31 2001	2000
ASSETS		
Current		
Cash	$ 315,663	237,707
Accounts receivable	3,015	17,903
Advances receivable (Note 6)	133,515	-
Advances receivable (Note 2)	-	304,618
	452,193	560,228
Resource Properties (Note 3)	-	145,534
	$ 452,193	705,762
LIABILITIES		
Current		
Accounts payable and accrued liabilities	45,556	46,618
Payable to shareholder (Note 5)	6,000	5,532
	51,556	52,150
Provision For Future Site Removal And Restoration	-	41,413
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	966,711	966,711
Contributed Surplus	138,759	138,759
Deficit	(704,833)	(493,271)
	400,637	612,199
	$ 452,193	705,762

Approved by the Directors:

Director

Director

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	YEARS ENDED DECEMBER 31 2001	2000
Income		
Oil and gas revenue	$ 61,340	$ 222,004
Interest	17,033	5,222
	78,373	227,226
Cost Of Production		
Operating expenses	28,337	121,324
Royalties	6,095	9,688
Depletion and depreciation	1,202	15,121
Provision for future site removal and restoration	3,780	4,807
	39,414	150,940
	38,959	76,286
Administrative Expenses		
Bank charges and interest	803	12,060
Office facilities and services	63,618	57,047
Professional fees	175,411	146,711
Promotion and travel	10,694	23,080
Telephone	4,720	4,555
Regulatory	12,714	14,757
Transfer agent	3,423	4,771
	271,383	262,981
Income (Loss) For The Year Before The Following	(232,424)	(186,695)
Gain On Sale Of Resource Properties	20,862	394,871
Net Income (Loss) For The Year	(211,562)	208,176
Deficit, Beginning Of Year	(493,271)	(701,449)
Deficit, End Of Year	$ (704,833)	$ (493,271)
Basic Earnings (Loss) Per Share	$ (0.03)	$ 0.02
Fully Diluted Earnings (Loss) Per Share	$ (0.03)	$ 0.02

SCHWANBERG INTERNATIONAL INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31 2001	2000
Cash Flows From Operating Activities		
Net income (loss) for the year	$ (211,562)	$ 208,176
Add: Items not involving cash:		
Depletion and depreciation	1,202	15,121
Provision for future site removal and restoration	3,780	4,807
Gain on disposal of resource properties	(20,862)	(394,871)
	(22,7442)	(166,767)
Change in non-cash working capital items:		
Accounts receivable	(14,889)	26,687
Accounts payable and accrued liabilities	(594)	(7,873)
	(14,295)	(147,953)
Cash Flows From Investing Activity		
Advances receivable	171,103	(304,618)
Cash Flows From Financing Activities		
Net proceeds on disposal of resource properties	120,000	616,072
Shares issued for cash	-	299,000
Bank loan (repaid)	-	(260,000)
	120,000	655,072
Increase In Cash	77,956	202,501
Cash, Beginning Of Year	237,707	35,206
Cash, End Of Year	$ 315,663	$ 237,707

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

These financial statements include the accounts of the Company and its wholly owned subsidiary, 650256 Alberta Ltd., which has interests in several producing petroleum and natural gas properties in Saskatchewan and Alberta.

b) Resource Properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition and development of petroleum and natural gas reserves are capitalized.

Depletion of petroleum and natural gas properties are calculated using the unit-of-production method based on estimated proven reserves.

Depreciation of production equipment is provided on a declining balance basis of 25% per annum.

The Company applies the ceiling test to capitalized costs to ensure that such costs, less accumulated depletion and amortization, deferred income taxes and the provision for future site removal and restoration costs do not exceed future net revenues from estimated production of proven reserves at year-end prices and costs, net of impairment and the cost of unproved properties. Future net revenues are calculated after deducting general and administrative costs, financing costs, future site removal and restoration costs and income taxes.

c) Future Site Removal and Restoration Costs

Estimated future site removal and restoration costs are provided for using the unit-of-production method, based on estimated proven reserves. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. The annual charges and the related accumulated provision are recorded as a long term liability. Site removal and restoration expenditures are charged to the accumulated provision account as incurred.

d) Joint Interest Operations

Substantially all of the Company's petroleum and natural gas exploration and production activities are conducted jointly with other and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short tem in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

2. ADVANCES RECEIVABLE

During the year ended December 31, 2000, the Company advanced $304,618 ($200,000 U.S.) to Site Comp Inc., a U.S. private corporation which was the subject of a proposed acquisition by the Company. The acquisition was not completed and, by a settlement agreement of March 9, 2001, Site Comp Inc. paid $235,000 U.S. to repay the advances and provide for reimbursement of legal expenses incurred.

3. RESOURCE PROPERTIES

By an agreement effective April 1, 2001, the Company agreed to sell its remaining oil and gas properties for $120,000 cash consideration. The agreement was closed by July 31, 2001 and the properties were transferred to the purchaser.

4. SHARE CAPITAL

a) Authorized:

Unlimited number of common voting shares without nominal or par value.
Unlimited number of first preferred shares.
Unlimited number of second preferred shares.

SCHWANBERG INTERNATIONAL INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

4. **SHARE CAPITAL** (Continued)

   b) Issued common shares:

	Number	Amount
Balance, December 31, 2000 and 2001	7,813,178	$ 966,711

5. **RELATED PARTY TRANSACTIONS**

Amounts due to a shareholder, $6,000 (2000 - $5,532), are without specific terms of repayment and are non-interest bearing. The Company has incurred $52,000 (2000 - $54,000) in charges for office facilities and administrative services from a shareholder.

6. **PROPOSED ACQUISITION**

   a) The Company, by an agreement of April 3, 2001, agreed to purchase 100% of the issued shares of Computer Pundits Inc., a private U.S. corporation. The consideration payable was to be 12,500,000 common shares of the Company. The acquisition was subject to the approval of the shareholders and regulatory authorities. The acquisition would have resulted in the former shareholders of Computer Pundits Inc. controlling the Company and, consequently, result in a "reverse take-over". The agreement expired on January 3, 2002. The Company has demanded payment of $75,000 U.S. that is owed to it pursuant to a demand promissory note which is due and payable 120 days after demand is made. The Company has also requested payment of $9,267.50 U.S. incurred in connection with the agreement.

7. **SUBSEQUENT EVENT**

The Company issued 193,540 common shares at a deemed price of $0.15 per share to settle $29,031 in debts owing to its solicitors in connection with the acquisition described in Note 6.